UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Metal Management, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

591097209
(CUSIP Number)

Robert G. Ellis Manager Alter Trading Company, L.C. 2117 State Street, Bettendorf, IA 52722 Tel: (563) 344-5320 Fax: (563) 344-5317
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2-28, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
               [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 591097209	SCHEDULE 13D	Page 2 of 9

1.

NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alter Trading Company, L.C.    43-1746966

Robert S. Goldstein, Jeffrey D. Goldstein, and Richard A. Goldstein (each individually and as trustees of various trusts)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	a. [X] b. [ ]

3.	SEC USE ONLY

SOURCE OF FUNDS* BK; PF; WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Alter Trading Company, L.C. - Missouri Robert S. Goldstein, Jeffrey D. Goldstein, and Richard A. Goldstein - U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 554,946
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 554,946

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 554,946

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.47%

14.	TYPE OF REPORTING PERSON* Alter Trading Company, L.C. - OO Robert S. Goldstein, Jeffrey D. Goldstein, and Richard A. Goldstein - IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 591097209	SCHEDULE 13D	Page 3 of 9

Item 1.    Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of Metal Management, Inc., a Delaware corporation (“MMI” or the “Company”). The principal executive offices of MMI are located at 500 North Dearborn Street, Suite 405, Chicago, Illinois 60610.

Item 2.    Identity and Background.

(a)-(c), (f). The name, state of incorporation and business address of the person filing this statement is:

Alter Trading Company, L.C., a Missouri limited liability company (“Alter”)
689 Craig Road
St. Louis, MO 63141

Alter provides management and other services to Alter Trading Corporation, a scrap metal processor operating in the midwestern United States which is an affiliate of Alter controlled by Robert S. Goldstein, Jeffrey D. Goldstein, and Richard A. Goldstein. Alter is a privately-owned business.

This Schedule 13D is also filed on behalf of Robert S. Goldstein, Jeffrey D. Goldstein, and Richard A. Goldstein, in each case individually and as trustees of various trusts. Information relating to these individuals is contained in Appendix A attached hereto and is incorporated herein by reference.

(d) and (e). Neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Appendix A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

On June 29, 2001, Alter received 517,938 Shares (the “Common Stock”) from the Company in connection with the effectiveness of the Company’s plan of reorganization (the “Plan”) confirmed by the United States Bankruptcy Court for the District of Delaware. Prior to that time, Alter had purchased some $11.3 million in principal amount of the Company’s 10% Senior Subordinated Notes due May 2008 (the “Subordinated Notes”) for investment purposes only, utilizing Alter’s working capital. The Subordinated Notes were cancelled in the Company’s bankruptcy proceeding, and 517,361 Shares were issued to Alter pursuant to the Plan. Alter subsequently received an additional 577 Shares also pursuant to the Plan in cancellation of some trade debt owed by the Company to Alter. In December 2002, when a final reconciliation was completed with respect to the Plan, Alter received an additional 36,967 Shares as further consideration for the cancellation of its Subordinated Notes pursuant to the Plan, and an additional 41 Shares as further consideration for the cancellation of the trade debt pursuant to the Plan. Thus, Alter currently holds 554,946 Shares.

CUSIP No. 591097209	SCHEDULE 13D	Page 4 of 9

Funding sources for potential purchases of additional Shares of the Company include the personal financial resources of Alter’s owners and/or borrowings . However, no financing arrangement for this purpose is currently in place between Alter and any other company.

Item 4.    Purpose of Transaction.

Alter has taken certain actions, described below, which for purposes of Rule 13d-1 of the Securities Exchange Act of 1934, as amended, indicate that Alter may be deemed to have the current intent to seek to change or influence control of the Company, although it has not formulated any specific plan or proposal in this regard and there can be no assurance that any such plan or proposal will be developed or as to the terms or the timing of any such plan or proposal. Any such plan or proposal that may be formulated could involve, among other things, entering into one or more privately negotiated acquisitions of additional Shares, open-market purchases, proposing a business combination transaction with the Company, making a tender offer for some or all of the Shares or waging a proxy contest for control of the Company. It is also possible that Alter will decide not to pursue such a transaction.

During April 2003, representatives of Alter have met with investment banking firms, accountants and legal counsel regarding financing, strategy and structuring alternatives in the event that Alter determines to pursue a transaction as described above. Alter Trading Corporation had also previously entered into a Confidentiality Agreement with the Company dated November 1, 2002, a copy of which is filed as an exhibit to this Schedule 13D and incorporated by this reference herein.

Subject to applicable legal requirements, Alter presently intends to sell some of its Shares in order to fall below the 5% beneficial ownership threshold required for the filing of a Schedule 13D, thereby making the reporting obligations imposed by Rules 13d-1 and 13d-2 of the Securities Exchange Act of 1934, as amended, inapplicable to Alter. Following such a sale, Alter may purchase additional Shares from time-to-time in open market or privately negotiated transactions, subject to applicable legal requirements, and further subject to reaching satisfactory terms for such transactions. In determining whether to purchase additional Shares and in formulating any plan or proposal to acquire control of the Company, Alter intends to consider various factors, including the Company’s financial condition, business and prospects, other developments concerning the Company, the reaction of the Company to Alter’s ownership of the Shares, the impact of applicable law and regulation, price levels of the Shares, other opportunities available to Alter, developments with respect to Alter’s business and general economic and stock market conditions.

Notwithstanding Alter’s current intentions, it is possible that no such future purchases will be made, and it is further possible that Alter may determine to dispose of all or a portion of its Shares.

Other than as indicated above, Alter does not have any present plan or proposal which relates to or would result in any of the following (although Alter reserves the right to develop such plans or proposals): (i) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company’s Board of Directors; (v) any material change in the present

CUSIP No. 591097209	SCHEDULE 13D	Page 5 of 9

capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (viii) causing a class of equity securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a) and (b).    Alter beneficially owns 554,946 shares of the Company’s Common Stock. Such shares constitute approximately 5.47% of the outstanding shares of Common Stock of the Company (based on 10,152,626 shares of Common Stock outstanding on April 28, 2003). Alter’s power to vote or direct the vote and to dispose or direct the disposition of such shares is shared by Jeffrey D. Goldstein, Robert S. Goldstein and Richard A. Goldstein, who, as trustees of various trusts, control all of the membership interests of Alter. The information required by Item 2 with respect to each of these individuals is contained in Appendix A attached hereto and is incorporated herein by reference.

(c).     None.

(d).     Jeffrey D. Goldstein, Robert S. Goldstein and Richard A. Goldstein have the right to receive, and the power to direct the receipt of, dividends from, or proceeds from the sale of, Alter’s Shares.

(e).     Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

There is filed herewith as Exhibit I a written agreement relating to the filing of joint statements containing the information required by Schedule 13D with respect to the same securities, as required by Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended. There is also filed herewith as Exhibit II the Confidentiality Agreement referred to in Item 4 of this statement on Schedule 13D.

CUSIP No. 591097209	SCHEDULE 13D	Page 6 of 9

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      April 28, 2003

ALTER TRADING CO., L.C.

By:	/s/ ROBERT S. GOLDSTEIN
Name:	Robert S. Goldstein
Title:	President

By:	/s/ ROBERT S. GOLDSTEIN
Name:	Robert S. Goldstein

By:	/s/ JEFFREY D. GOLDSTEIN
Name:	Jeffrey D. Goldstein

By:	/s/ RICHARD A. GOLDSTEIN
Name:	Richard A. Goldstein

CUSIP No. 591097209	SCHEDULE 13D	Page 7 of 9

POWER OF ATTORNEY

Jeffrey D. Goldstein and Richard A. Goldstein each hereby appoints Robert S. Goldstein his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any amendments to this Schedule 13D or any related documentation which may be required to be filed in his individual capacity or as a result of his position as an officer, director or member of Alter Trading Company, L.C., and grants unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in- fact and agent, may lawfully do or cause to be done by virtue hereof.

By:	/s/ JEFFREY D. GOLDSTEIN
Name:	Jeffrey D. Goldstein

By:	/s/ RICHARD A. GOLDSTEIN
Name:	Richard A. Goldstein

CUSIP No. 591097209	SCHEDULE 13D	Page 8 of 9

Appendix A

INFORMATION CONCERNING THE MEMBERS
OF ALTER TRADING COMPANY, L.C.

        Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each member and executive officer of Alter Trading Company, L.C. The principal address of Alter Trading Company, L.C. and, unless otherwise indicated below, the current business address for each individual listed below is 689 Craig Road, St. Louis, MO 63141. Unless otherwise indicated, each such person is a citizen of the United States.

Name and Current Business Address	Present Principal Occupation or Employment

Robert S. Goldstein	The principal occupation of Mr. Goldstein is serving as Chairman, Chief Executive Officer, and President of Alter Trading Corporation and as a member and manager of Alter Trading Company, L.C.

Jeffrey D. Goldstein 2117 State Street Bettendorf, IA 52722	The principal occupation of Mr. Goldstein is serving as the Chairman of the Board of Directors and Chief Executive Officer of Alter Barge Lines, Inc. Mr. Goldstein is a member and manager of Alter Trading Company, L.C.

Richard A. Goldstein	The principal occupation of Mr. Goldstein is serving as the Vice President of Alter Trading Corporation. Mr. Goldstein is a member and manager of Alter Trading Company, L.C.

CUSIP No. 591097209	SCHEDULE 13D	Page 9 of 9

EXHIBIT LIST

Exhibit No.	Description of Exhibit

I	Written agreement relating to the filing of joint statements containing the information required by Schedule 13D with respect to the same securities, as required by Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

II	Confidentiality Agreement by and between Alter Trading Corporation and the Company dated November 1, 2002.